FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person Cutler, Paul I.	2. Date of Event Requiring Statement (Month/Day/Year) February 19, 2003	4. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)
(Last) (First) (Middle) FPL Group, Inc. 700 Universe Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
Director	10% Owner
(Street) Juno Beach, FL 33408	X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
(1)	X	Form filed by One Reporting Person
(City) (State) (Zip)	Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
Common Stock	3,525.4461	I	By Thrift Plans Trust
Common Stock	500	D

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	12/15/2000	2/28/2010	Common Stock	2,500	$38.125	D
Employee Stock Option (Right to Buy)	2/29/2004	2/28/2011	Common Stock	3,800	$65.13	D
Employee Stock Option (Right to Buy)	3/04/2005	3/04/2012	Common Stock	6,000	$54.61	D

Explanation of Responses:
(1) Treasurer of FPL Group, Inc. and Florida Power & Light Company (subsidiary of Issuer).

DENNIS P. COYLE	February 24, 2003

Signature of Reporting Person	Date